Steven E. Vestergaard

695-350 Centre Road

Lions Bay BC V0N 2E0

Canada

(604) 328-3893

November 2, 2020

Destiny Media Technologies Inc.

Attn: Frederick Vandenberg, Corporate Secretary

1110 – 885 West Georgia Street,

Vancouver, British Columbia, Canada V6C 3E8

Via hand delivery and EDGAR

Re:	Additional Information Regarding Notice of Shareholder Proposal (Nomination of Directors) Pursuant to Amended and Restated Bylaws

Dear Mr. Vandenberg:

On September 30, 2020, pursuant to Article III, Section 5(b) and (c) of the Amended and Restated Bylaws of Destiny Media Technologies Inc., (the “Company”) I provided the Company notice of my nominations of persons for election to the Company’s board of directors at the next annual meeting of the Company, and enclosed my Schedule 14N filed September 30, 2020 (the “Original 14N”). Today, I write in response to your letter of October 19, 2020 and to provide certain additional information to the Company in the form of my Amendment No. 1 to Schedule 14N (a copy of which is attached and incorporated herein by reference).

Regarding your comment that my original letter “was hand delivered to a neighboring office,” and as you are well aware, the Company keeps its offices locked and inaccessible at all times. Personal hand delivery and/or courier delivery of any material directly to the Company’s offices is literally impossible. Accordingly, I was forced to deliver my notice materials to building security, who forwarded them on. In addition, my original notice letter and Schedule 14N, as well as this letter and my Amendment No. 1 to Schedule 14N, are filed on SEC’s edgar system and are immediately publicly available to the Company and anyone else in the world who would like to review them.

Turning to the specific requests for additional information contained your letter of October 19, 2020 (paragraph numbering matches the numbering in your letter):

1. The Original 14N listed an address for each of the Nominees. The Amendment No. 1 to my 14N makes clear that these addresses are the business and personal addresses of the nominees.

2 (a-e). The information requested in these items is a list taken directly from Item 4(b) of Rule 14a-101. This information is required only with regard to proxy solicitations subject to Rule 14a-12(c). Rule 14a-12(c) deals with “solicitations by any person or group of persons for the purpose of opposing a solicitation subject to this regulation by any other person or group of persons with respect to the election or removal of directors.” Accordingly, these provisions are inapposite to a nominating shareholder’s intended solicitations in favor of his own nominees. Nonetheless, information responsive to these requests has been included in Amendment No. 1 to my Schedule 14N under the heading “Certain Information Under Rule 14a-101.” The information given is presented with regard to a potential separate proxy solicitation to be undertaken by myself in favor of my nominees.

2(f). A detail of my sales of DSNY securities for the past two years has been included in Amendment No. 1 to my Schedule 14N as Exhibit 99.6

2(g). As you know, I have no current access to information regarding the beneficial ownership of the Company’s securities. For this reason, none was given in the Original 14N. The Company’s latest disclosures on this subject, as made in its most recent Schedule 14A, have been incorporated by reference and with a hyperlink in Amendment No. 1 to my Schedule 14N.

2(h). This information has been included in Amendment No. 1 to my Schedule 14N.

2(i). Each nominee’s “complete business background for the past five years” and related information was in fact included in the Original 14N. Specifically:

Steven Erik Vestergaard – the Original 14N clearly states that Mr. Vestergaard was a Director and the CEO of the Company from 1999 to 2019, and that Mr. Vestergaard has been with Broughton and Broughton, an investment company, since his departure from DSNY.

Robert Chaplin – the Original 14N clearly states that Mr. Chaplin has been self-employed as an artist and publisher for the past five years.

David Kaland – the Original 14N clearly states that Mr. Kaland was operations Manager for the Company from January 2012 until June 2017. A clarifying statement has been added to Amendment No. 1 to the Schedule 14N specifying that Mr. Kaland has been a private, self-employed investor since leaving Destiny Media in 2017.

Abhijit Bhattacharjee – the Original 14N clearly states that Mr. Bhattacharjee has been with Operating Luna Ergonomics Pvt. Ltd. for the past 5 years.

Finally, I wish to address a statement made in your letter to my attorney dated October 23, 2020. In that letter, you state that the Company’s Amended and Restated Bylaws “do not contain proxy access provisions.” This is false. Section 5(b) of the Amended and Restated Bylaws clearly contemplates the inclusion of properly-noticed shareholder proposals in the Company’s annual proxy statement. In part, Section 5(b) requires that “notice by the stockholder to be timely must be a reasonable time before the Corporation begins to print and send its proxy materials to registered stockholders.” This text reflects the obvious purpose of Section 5(b), which is to provide the Company sufficient information and advanced notice such that shareholder proposals can be added to the Company’s proxy statement. Further, Section 5(b) states that “in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholder's meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act.”

Section of 5(b) of the Amended and Restated Bylaws not only provides for proxy access, its entire purpose is to set forth the requirements for shareholders to gain that access for their proposals. Having properly nominated four people to serve as directors, and having given proper notice to the Company, I expect that my nominees will be included in the Company’s next proxy statement. If the Company intends to exclude them,

I reserve all rights, including the right to obtain an appropriate mandatory injunction and/or to solicit proxies through the use of a separate proxy statement.

I may be contacted regarding this matter at the address and phone number set forth above. All correspondence regarding this matter should be copied to my legal counsel as follows:

Laxague Law, Inc.

Attn: Joe Laxague, Esq.

1 East Liberty, Suite 600

Reno, NV 89501

Sincerely,

____________________________

Steven E. Vestergaard

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